Item 77M

The Munder Large-Cap Growth Fund, a series of Munder Series Trust, was reorganized with and into the Munder Growth Opportunities Fund, a separate series of Munder Series Trust. The Agreement and Plan of Reorganization was approved by the Board of Trustees of Munder Series Trust on May 17, 2011 and was approved by the shareholders of the Munder Large-Cap Growth Fund on September 13, 2011. The transaction was completed on September 16, 2011.